Mr. H. Roger Schwall Assistant Director Division of Corporation Finance Mail Stop 7010 Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-1090	Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Roy.Waight@shell.com Internet http://www.shell.com
Rule 83
FOIA Confidential Treatment Requested
March 12, 2009
RE:	Royal Dutch Shell plc Form 20-F for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 — File No. 1-32575 SEC letter March 6, 2009
Dear Mr. Schwall,
As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of March 6, 2009, to Peter Voser regarding the Royal Dutch Shell 2007 Form 20-F for the Fiscal Year Ended December 31, 2007. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2007, filed March 17, 2008 (Commission File Number 1-32575). Please see below our numbered responses to your comments.
Form 20F for the Fiscal Year Ended December 31, 2007
General
1.	We reissue in its entirety paragraph 1 of our prior comment 1 from our letter dated February 12, 2009.

We will be responding to this comment in a separate letter by April 1, 2009.

Risk Factors, page 13

Registered in England and Wales number 4366849 Registered office: Shell Centre London SE1 7NA Registered with the Dutch Trade Register under number 34179503

EDGAR SEC Letter March 12 2009.pdf

Mr. H. Roger Schwall
Securities and Exchange Commission
March 12, 2009
Rule 83
FOIA Confidential Treatment Requested
2.	We reissue our prior comment 2 from our letter dated February 12, 2009. We note, for example, that the clause “[a]lthough we maintain insurance against many potential losses or liabilities arising from our property and operations, in amounts and through arrangements we believe to be prudent...” that you have included in your proposed disclosure under the heading “Shell faces property and liability risk and does not insure against all potential losses” mitigates the risk presented.

We will remove all mitigation language from our risk factor’s disclosure in future filings and comply with your comment 2 in future filings. See Appendix A for revised disclosure. Rule 83 Confidential Treatment Requested for Appendix A.
Engineering Comments
3.	We have reviewed your response to prior comment number three from our letter dated February 12, 2009 concerning your ability to replace your reserves. As we have previously indicated, risk factors should be as specific to you as possible. In prior comment number five from our letter dated December 2, 2008, we requested that you include the fact that over the last three years you have replaced 71% of your reserves, and even lower for only your oil and gas reserves. We expressed the belief that this is meaningful information for investors. In your response letter of January 20, 2009 you stated that you would disclose your reserve replacement ratio for your oil and gas operations. However, the example disclosure provided as part of your response to prior comment number three from our letter dated February 12, 2009 does not appear to include disclosure responsive to our concern. Please revise our response to include this information and provide us with an example of the corresponding disclosure that will be included in your Form 20-F for the year ended December 31, 2008.

As discussed with Brad Skinner and James Murphy of your office, in future filings we will revise our risk factor disclosure to include production information as well as proved reserve information. Our revised disclosure is included in Appendix B. Rule 83 Confidential Treatment Requested for Appendix B.

4.	We have reviewed your response to our prior comment number eight. Although you addressed the portion of the comment dealing with price you did not address the portion asking about volume. As we previously requested, please tell us if the inert gases contained in your hydrocarbon gases that are processed into LNG or GTL causes a material amount of shrinkage leading to a significantly lower volume of hydrocarbons sold as compared to the reserve volumes you report.

With the exception of our Sakhalin LNG project all natural gas is sold at the inlet of the LNG or GTL plant, therefore, the volumes sold are not affected by shrinkage as the result of the LNG or GTL process. With regard to our Sakhalin LNG project, inerts are approximately 1% of the natural gas supply and thus immaterial to our reported volumes.

EDGAR SEC Letter March 12 2009.pdf

Mr. H. Roger Schwall
Securities and Exchange Commission
March 12, 2009
Rule 83
FOIA Confidential Treatment Requested
If you have any questions, please contact either Joe Babits at +31 70 377 4215 or me at +31 70 377 3120.
Sincerely,
/s/ Roy Waight

Roy Waight
Executive Vice President Controller

cc.	Timothy Levenberg, Special Counsel US Securities and Exchange Commission
Jim Murphy, Petroleum Engineer US Securities and Exchange Commission
Laura Nicholson US Securities and Exchange Commission
Brad Skinner US Securities and Exchange Commission

EDGAR SEC Letter March 12 2009.pdf

Mr. H. Roger Schwall
Securities and Exchange Commission
March 12, 2009
Rule 83
FOIA Confidential Treatment Requested
APPENDIX A
Rule 83 FOIA Confidential Treatement Requested.

EDGAR SEC Letter March 12 2009.pdf

Mr. H. Roger Schwall
Securities and Exchange Commission
March 12, 2009
Rule 83
FOIA Confidential Treatment Requested
APPENDIX B
Rule 83 FOIA Confidential Treatment Requested.

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EDGAR SEC Letter March 12 2009.pdf